United States securities and exchange commission logo





                              August 7, 2020

       David Lucatz
       Chief Executive Officer
       MICT, Inc.
       28 West Grand Avenue, Suite 3
       Montvale, NJ 07645

                                                        Re: MICT, Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed July 24, 2020
                                                            File No. 1-35850

       Dear Mr. Lucatz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed July 24, 2020

       Summary of the Material Terms of the Proxy Statement
       The Nasdaq Proposals
       The Consideration Note Proposal, page 2

   1. We note your response to comment 2 and that all of the Series B Preferred Shares and the
                                                        Note Warrants were
subsequently transferred to GFH. Please revise your disclosure in this section and
throughout the proxy statement to state that the issuance of the convertible promissory notes to GFH
would be considered a change of control under Nasdaq Listing
                                                        Rules 5635(a).
 David Lucatz
FirstName
MICT, Inc.LastNameDavid Lucatz
Comapany
August     NameMICT, Inc.
       7, 2020
August
Page 2 7, 2020 Page 2
FirstName LastName
Questions and Answers for All MICT Stockholders
Q. What equity stake will current MICT stockholders hold in the combined entity immediately after the consummation of the Merger?, page 6

2. Please fill in the percentage that the current stockholders of MICT are expected to own in the combined entity in your next amendment.
Risk Factors
Risk Factors Related to the Merger and Ownership of MICT   s Securities, page
22

3.       We note your response to comment 7 and your disclosure on page 39.
Please add a
         separate risk factor in this section that discusses the risks associated with Mr. Mercer's involvement with the company, Intermediate and GFH.
Beneficial Ownership of Securities, page 156

4. Identify by footnote or otherwise the natural person or persons who have sole or shared voting and investment powers for the securities beneficially owned by China Strategic
         Investment Limited and the entities affiliated with Hadron Master Fund to the extent known by the persons on whose behalf the solicitation is made. Please refer to Item 6(6)
         of Schedule 14A.
5. We note your response to comment 3 that the Merger does not represent the first step in a going private transaction and that certain agreements in connection with the offering of
         Series A Preferred Shares and the Convertible Notes require that a resale registration statement with respect to the underlying shares of Common Stock remain effective for some period of time. Please tell us how long the underlying shares of Common Stock are required to remain effective.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edward Kelly at 202-551-3728 or Erin Purnell at 202-551-3454 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing